BY FACSIMILE - 202-772-9205

May 9, 2007

Cheryl Grant

Securities and Exchange Commission

 450 Fifth Street, N.W.

 Washington, DC 20549

Re:

Unity Wireless Corporation

           SB-2/A Filed April 25, 2007

Registration Statement No. 333-139785

Dear Ms. Cheryl Grant,

Unity Wireless Corporation hereby requests acceleration of its above-referenced registration statement on Form SB-2/A so that it may become effective at 11:00 AM, May 10, 2007 or as soon thereafter as is practicable.

In making this request for acceleration, we do hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Unity Wireless Corporation

/s/ Ilan Kenig

By: Ilan Kenig

       Chief Executive Officer

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